

March 10, 2025

Lim Say Wei
Chief Executive Officer
Magnitude International Ltd
27 Woodlands Industrial Park E1
#03-15 (Lobby B) Hiangkie Industrial Building
Singapore 757718

> **Re: Magnitude International Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted February 24, 2025**
> **CIK No. 0002046117**

Dear Lim Say Wei:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 29, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted February 24, 2025

Material Cash Requirements, page 60

1. We note your response to prior comment 8. Please revise to disclose that bank borrowings are secured by legal assignment of life insurance policies, as discussed in Note 5 on page F-24, Note 11 on page F-29, and Note 12 on page F-72.

Management
Controlled Company Exemptions, page 107

2.   We note your response to prior comment 10 and reissue. Please clarify whether, to the extent you cease to be a controlled company under Nasdaq corporate governance rules, you instead intend to rely on the foreign private issuer exemption from certain of the corporate governance requirements of Nasdaq. In this regard, we note your disclosure on page 32 that you will rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq as long as you qualify as a foreign private issuer.

Consolidated Statements of Changes in Equity, page F-5

3.   We note your response to prior comment 12. Based on your response, it appears that you issued shares of Herlin for cash. We note your organization chart on page 42 and your disclosure on page F-8 indicate that you own 100% of Herlin. Please address the following:
  *   Please expand your footnote disclosure to provide more information about this share issuance transaction, or tell us how you determined such expanded disclosure is not necessary.
  *   Please clarify for us who received these shares of Herlin.
  *   In light of the issuance of these shares of Herlin, please tell us how you determined you own 100% of Herlin as depicted in your organization chart on page 42 and disclosed on page F-8.
  *   As it appears that you may not own 100% of Herlin, please tell us how you determined it was not necessary to reflect non-controlling interest related to this share issuance.

    Within your response, please reference the authoritative accounting literature management relied upon.

Notes to the Consolidated Financial Statements
1. Overview
Organization and reorganization, page F-8

4.   We note your response to prior comment 13 and that the reorganization is not complete. Given that such reorganization is not yet complete, please clarify how you determined it is appropriate to provide consolidated financial statements for Magnitude International Ltd and its operating companies that reflect the reorganization. Additionally, please clarify for us when you expect the reorganization to be completed.

5.   We note your response to prior comment 14. Based on your response, it appears that Mr. Lim did not own 100% of BNL for all financial statement periods presented, but that you have determined that Mr. Lim controlled BNL for all financial statements periods presented. Please address the following:
  *   Please revise your filing to include the applicable disclosures required by IFRS 12, or tell us how you determined additional disclosure is not required.
  *   It appears that you determined it was unnecessary to reflect the profit or loss

allocated to non-controlling interests of BNL during the year ended April 30, 2023 because there was not a distribution of earnings. Please tell us your basis in IFRS for this determination.

Item 7. Recent Sales of Unregistered Securities, page II-1

6.   Please revise to disclose all issuances described under "History of Securities Issuances" beginning on page 120, or advise.

General

7.   We note your response to prior comment 17. Where you discuss the Selling Shareholders on page 110, please further revise to clarify the date on which each of XJL International Ltd and Beyond Merchant Limited subscribed for and acquired their ordinary shares. In this regard, we note that on page 110 you state that each subscribed for and acquired their ordinary shares on November 21, 2024. However, elsewhere, such as on page 42 and in Part II, Item 7, the date given is December 27, 2024. In addition, where you discuss the Resale Shareholders on pages Alt-3 and Alt-4, please include the address for Mr. Choo Kay Chon and disclose the nature of any position, office or other material relationship that Mr. Choo Kay Chon has had within the past three years with the company or any of its predecessors or affiliates. Finally, please describe the initial transaction relating to the shares being offered for resale by Mr. Choo Kay Chon, including the date the securities were issued by the company to him.

Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kyle Leung